# Juan C. Mesa
233 Alameda Avenue, Salinas CA 93901
831-760-9892

## Employment Summary

**County of Monterey Resource Management Agency**          **Feb 2014 to the Present**
*Construction/Management Specialist*

Developed the project scope, managed and successfully completed
these projects and dozens of others:
- Carmel Valley/California American Water Company overlay
- Las Lomas storm drain and sewer repairs
- Palo Colorado winter emergency road & bridge repairs
- Cachagua emergency access road
- Laguna Seca park maintenance projects

*Relationships* — Continued to develop very strong working relationships with:

- Monterey County Resource Management Agency team that has enabled us to complete over 100 jobs in the last three years
- Public Works Directors and CALTRANS officials

*Leadership*

- Developed an outstanding relationship with Resource Management Agency administrative staff that has facilitated the successful completion of all of our projects
- High level of project involvement, always looking for opportunities to improve the bottom line
- Known for working very well with field crews and contractors to meet or exceed production goals
- Safety – Always the top priority
- Spoke on behalf of Monterey County on numerous occasions, informing the public on the aspects of the project and how the community will be impacted

**Stevens Creek Quarry, Construction Division, Cupertino CA**          **Mar 2011 to Feb 2013**
*Senior Estimator / Project Manager*

Estimated and managed public works projects

**Granite Construction Company, Watsonville CA**          **May 1985 to Nov 2010**
*Estimator / Project Manager*

*Projects Scope*

- City and County Public Works Projects (Grading; paving; installation of water, storm and sewer systems)
- CALTRANS Projects (Highways; structures; bridges; emergency work)
- Federal Projects (Monterey and Salinas Airports)
- Private Subdivisions (Site work improvements, including earthwork, paving, underground systems and pump stations)

## Education and Expertise

- Monterey Peninsula College, Computer Science and Engineering
- San Jose State University, Civil Engineering
- Safety training (ongoing)
- Highly skilled in interpreting  plans and specifications
- New Excavation and Trenching Methods
- Very experienced in negotiating and conflict resolution
- Fluent in Spanish

## Top Priorities – Safety, Job Cost, Teamwork and Scheduling